CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997 and January 29, 1997
in the matter of File No. 70-8461.

                                 --------------

Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described particularly in Amendment No. 11 (Post-Effective No. 8) herein:

         1. On January 31, 1997, the issuance and sale by Gulf Power Capital Trust I , a Delaware statutory business trust (the "Trust"), of 1,600,000 of its 7.625% Trust Preferred Securities (Liquidation amount $25 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $41,237,125 aggregate principal amount of its Series A 7.625% Junior Subordinated Notes (the "Junior Subordinated Notes") due December 31, 2036, pursuant to the Supplemental Indenture dated as of January 1, 1997, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of January 1, 1997, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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   4.       Filed herewith are the following exhibits:

            Exhibit  A - Copy of the prospectus supplement with
                         respect to the Trust Preferred Securities, dated January 27, 1997, and accompanying prospectus dated January 10, 1997. (Filed electronically January 29, 1997, in File Nos. 333-19271, 333-19271-01, and
                         333-19271-02.)

            Exhibit  B - Underwriting Agreement dated January 27,
                         1997. (Designated in Form 8-K dated January 27, 1997, as Exhibit 1.)

            Exhibit  C - Amended and Restated
                         Trust Agreement dated as of January 1, 1997.
                         (Designated in Form 8-K dated January 27, 1997, as Exhibit 4.5.)

           Exhibit   D - Subordinated Note Indenture dated as of
                         January 1, 1997, between the Company and The Chase Manhattan Bank, as trustee. (Designated in Form 8-K dated January 27, 1997, as Exhibit 4.1.)

          Exhibit    E - Supplemental Indenture to the Subordinated Note
                         Indenture dated as of January 1, 1997, between the Company and The Chase Manhattan Bank, as trustee. (Designated in Form 8-K dated January 27, 1997, as Exhibit 4.2.)

         Exhibit     F - Guarantee Agreement, dated as of January 1, 1997, with respect to Trust Preferred Securities. (Designated in Form 8-K dated January 27, 1997, as Exhibit 4.8.)

         Exhibit     G - Opinion of Beggs & Lane dated February 10, 1997.




Dated    February 10, 1997              GULF POWER COMPANY



                                        By /s/ Wayne Boston
                                                Wayne Boston
                                             Assistant Secretary